240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT: AMEREN CORPORATION
NAME OF PERSON RELYING ON EXEMPTION: AS YOU SOW*
ADDRESS OF PERSON RELYING ON EXEMPTION: 311 CALIFORNIA STREET, SUITE 510,
SAN FRANCISCO, CA 94104

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal #5 Set Goals to Reduce Coal Risk

As You Sow, a shareholder advocacy organization, has filed this proposal on behalf of Louis T. Meziere, the Proponent. The Proponent is concerned that Ameren remains heavily dependent on coal-fired generation but the company has not disclosed to investors a plan for how it will mitigate the financial and regulatory risks from its reliance on coal.

The proposal requests that:
Ameren Board of Directors report to shareholders by November 2012, at reasonable cost and omitting proprietary information, on plans to reduce our company’s exposure to coal-related costs and risks, including progress toward achieving specific goals to minimize commodity risks, emissions other than greenhouse gases, costs of environmental compliance, and construction risks.

The Proponent’s Rebuttal and Reasons for a YES Vote:

1.	The company does not disclose to investors a comprehensive long-term plan with specific goals to reduce its exposure to coal-related costs and risks.

In its opposition statement, the Company notes that the Board of Directors believes that this report is not necessary or cost-effective because the information requested has already been disclosed.1 Although Ameren discloses information about its coal fleet, which the Proponent believes demonstrates that heavy reliance on coal has made the company vulnerable financially, the Company’s existing disclosures do not provide investors with information about how Ameren plans to reduce  its exposure to specific coal-related risks, as requested by the proposal.

Coal has been losing market share as the fuel for electric power generation and coal assets have been losing value.2 Given the erosion in the competitiveness of coal-fired generation, investors need to see a plan for how the Company will address the risks to its coal fleet that were identified in the As You Sow proposal, specifically: commodity risk from the unprecedented decline in natural gas prices and increasing coal price volatility; increasing environmental compliance costs and continuing uncertainty about future mandates; construction costs for new coal plants and retrofits to old plants. Ameren has not disclosed a plan to mitigate these risks to shareholder value.

Ameren relies on coal for 85% of the power generated by its regulated fleet and 98% of the power from its merchant fleet.3  The Proponent believes that the company’s merchant generating segment faces waning financial prospects due to the deteriorating economics of coal as a fuel for domestic electric power production.

All three major ratings agencies are in agreement that Ameren faces significant exposure to coal related risks.  All three have recently downgraded Ameren Energy Generating Company, Ameren’s merchant business segment:
•
Moody’s Investors Service downgraded the senior unsecured rating to Ba2 from Ba1 with a negative rating outlook. According to Michael G. Haggarty, Senior VP at Moody’s, the downgrade “reflects the worsening financial prospects for this predominantly coal-fired generating company as low power prices, higher fuel and transportation expenses, and EPA mandated environmental compliance requirements negatively affect the company’s margins and cash flow generating ability.”4

•
S&P also cut its rating for Ameren Generating Company from BBB- to BB. The rating agency revised its outlook based on the expectation that, “absent improvement to the forward power prices over the next year, the parent’s economic incentive to support Ameren Energy Generating could erode.”5

•	Fitch expects that, “cash flow and credit metrics will continue to weaken in 2012.”6

Although Ameren has announced retirements of two of its oldest coal plants (the Merediosa and Hutsonville Energy Centers in IL) due to anticipated environmental compliance costs,7 the Proponent believes, as do several industry analysts,8 that other old coal plants in the company’s fleet, particularly its merchant fleet, are also at risk.  Fitch Ratings ranked Ameren second among U.S. utilities with coal plants that are at risk of closure due to lack of pollution controls.9  Although, in its opposition statement, Ameren claims that construction of environmental controls at its Newton plant “has already begun,” the Company’s 2011 10-K filing reports that the Newton scrubber project has been “decelerated” and another construction project cancelled.10 A company spokesman explained:  the “recent sharp decline in forward power prices has prompted us to revise our capital spending plans for our merchant generation business.”11

2.
Ameren’s coal fleet faces significant commodity risk due to rising and volatile coal prices and low natural gas prices. The company’s projections for future natural gas and coal prices are inconsistent with industry estimates.

In its opposition statement the Company notes that the costs of coal for Ameren Missouri and its merchant generation segment have been considerably lower than the cost of natural gas.12 Ameren Missouri’s 2011 Integrated Resource Plan (IRP) projects Powder River basin coal prices to be significantly less than natural gas prices into the foreseeable future and, based on these projections, Ameren concludes that coal-fired generation is the least expensive generation option for the company’s regulated fleet. However, Ameren Missouri’s projections for gas prices in its IRP are substantially higher than the forward prices for Henry Hub and NYMEX gas futures.  The base case for gas prices in Ameren’s Missouri’s IRP is more than double that of the NYMEX in 2012 and projected prices are 60% to 133% higher than NYMEX by 2023.13

Ameren’s merchant fleet is particularly at risk due to lower priced electricity from gas generators setting the rates in competitive power markets. UBS Utilities reports that Ameren’s merchant fleet is currently suffering from the “recent compression in gas/power forwards and effectively non-existent capacity revenue.” The UBS report also warns that management could pursue a Ch.11 restructuring of Ameren Generating Company, Ameren’s merchant arm, if market prices do not improve.14

According to the Energy Information Agency (EIA), "natural gas combined-cycle units operate at higher efficiency than do older, coal-fired units, which increases the competitiveness of natural gas relative to coal."15 Deutsche Bank calculates that it is more economical to burn natural gas than coal to generate electricity when natural gas costs $4-6/MMBtu.16 The Henry Hub price for natural gas is projected to be $6/MMBtu in 2025.17 Ameren’s merchant fleet utilized natural gas for only 2% of the power it generated in 2011 and the Company has indicated no plan to increase gas-fired generation.

Ameren burns over 39 million tons of coal in its 12 utility generating units at 4 plants and 14 merchant generating units at 5 plants.18 Coal’s share of Ameren’s power generation has increased in all three reported operating segments, Ameren Missouri, Merchant Generation, and Genco, since 2009 and  Ameren’s total costs for coal under current contracts have increased 16.7% since 2009. The costs for coal under current contracts for Genco, Ameren’s merchant generation arm, increased 20.5% since 2009.19

The company sources 97% of the coal for its regulated fleet and 99% of the coal for its merchant fleet from the Powder River Basin (PRB) in Wyoming.20  Ameren has entered into a six-year contract with Peabody Energy to purchase ultra-low sulfur coal from the PRB through 2017.21 Between December 2009 and February 2012, prices of PRB coal increased 36% and prices have been volatile – jumping almost 10% higher in April 2011.22 The price increase and volatility are due to growing demand for PRB’s low-sulfur coal, more sales of domestic coal in international markets, declining coal reserves from Central Appalachia, and increased mining regulations.23 Although a mild winter and slow economy have temporarily reduced pressure on coal prices, long term, domestic coal prices will increasingly reflect international demand as coal mining companies export more U.S. coal to take advantage of the higher prices in the international markets.24 Industry analysts find that coal “price swings will be more erratic and of greater magnitude.25 This suggests that coal supply, quality, and price problems will only increase as more coal exports, low gas prices, and the growing competitiveness of alternative resources make coal an increasingly less economical choice for electricity generation.

With such a high percentage of its generation from coal, Ameren has not disclosed its long-term plan for navigating likely coal price increases and volatility past the 2017 expiration of its contract with Peabody. Furthermore, the company’s projections for gas prices, which the Proponent believes are inflated over Henry Hub and NYMEX forward prices, has the effect of skewing its analyses and unduly supporting the continued reliance on coal.

3.	Ameren’s environmental compliance plan is inadequate, leaving the company’s coal fleet exposed to significant risks.

In its opposition statement, Ameren claims that closure of coal plants, purchase of low-sulfur coal, procurement of emissions allowances, and proposed capital expenditure plans will enable the company to comply with current environmental regulations.26 The Proponent, however, believes that in the absence of a national energy policy, utilities face incremental mandates and on-going uncertainty over the scope and timing of environmental rules. This further elevates the risks for companies that must decide whether or not to make serial capital investments for environmental controls to keep aging coal fleets operating.  Given the 2014 deadline for compliance with the new mercury emissions standards,27 utilities are faced with immediate decisions regarding retirement or reinvestment in their coal-fired generating assets.

In November 2011, Fitch Ratings ranked Ameren second among the top ten U.S. utilities with coal plants lacking SOx controls that are at risk of closure: 25% (2,609 MW) of Ameren’s total coal capacity is deemed at risk.28

Ameren retired its Hutsonville and Meredosia coal plants in Illinois largely due to costs of bring these plants into compliance Mercury MATS and the Cross State Air Pollution Rule (CSAPR).  As a result of these closures, Ameren and its merchant arm, Genco, each recorded a $34 million charge to earnings in 2011.29  The company planned to spend between $6.5 to $8.3 billion between 2012 through 2016 to comply with existing and known environmental regulations and to make investments in infrastructure.30 However, due to a decline in power prices, Ameren’s merchant generating segment revised its capital spending plans, halting construction of a scrubber at its Newton facility and postponing a helper electrostatic precipitator at its E.D. Edwards plant.31

Low-sulfur PRB coal is the lynchpin of Ameren Missouri’s environmental compliance strategy. In August 2011, the company announced that it has entered into a multiyear contract with a single supplier (Peabody) to purchase ultra-low-sulfur coal through 2017, which Ameren believes will eliminate or postpone past 2020 the need to install expensive controls to comply with the CSAPR and other environmental regulations.32 In November 2011, Fitch reported that 25% of Ameren’s total coal fleet is currently at risk of retirement due to inadequate or no SOx controls. Fitch’s analysis focused on units lacking SOx controls “as these units are also more likely not currently controlled for mercury and/or other hazardous air pollutants included in MATS.”33

The company has not indicated how it will comply with environmental regulations beyond 2017.34 While Ameren admits that “other sources of ultra-low sulfur coal are limited and that pollution control equipment installation requires significant lead time to become operational,” the company’s only risk mitigation plan disclosed is to use existing emission allowances or purchase additional emission allowances to comply with environmental regulations.35 The Proponent believes that this does not address the risks associated with the potential for more stringent enforcement of existing rules on coal plant pollution or new rules (such as acid gases other than mercury, ozone, cooling water, coal ash, and greenhouse gases) requiring different compliance strategies.  According to Bernstein Research it will cost Ameren $985 million to install cooling towers on its regulated fleet, which is 7% of its rate base.36  Bernstein also estimates that it will cost Ameren $291 million to install cooling towers on its merchant fleet – or 5% of the company’s market capitalization.37

In the Proponent’s opinion, Ameren’s stated reliance on low-sulfur coal to meet emissions caps is insufficient to address increasingly strict emissions standards. Ameren acknowledges that deliveries from the PRB have been restricted on occasion due to maintenance, weather, and derailments. Such disruptions in coal deliveries could require “reducing sales of power during low-margin periods, buying higher-cost fuels to generate required electricity, and purchasing power from other sources.”38

The Proponent believes the company has not presented a strategic or tactical plan to address pending and future environmental regulations that are likely to be imposed in the coming years.39

4.	Ameren’s construction activities and future plans for environmental controls have been affected by fiscal constraints.

In its opposition statement, the Company notes that it does not plan to construct additional coal-fired energy centers and that “construction risks for environmental controls” do not pose significant risk because they involve proven technology and construction methods the Company has used in the past.40

Despite these claims, various construction activities pending and planned at Ameren coal-fired facilities have been put on hold due to declining power prices.41 Although Ameren’s opposition statement reports that construction on the scrubbers at the Newton Energy Center “has already begun,” the project  was “decelerated” mid-construction and installation of a helper electrostatic precipitator at the E.D. Edwards coal plant was postponed in order to “mitigate cash burn at GenCo,” according to UBS Utilities. UBS concludes that this move reflects “the recent compression in gas/power forwards and effectively non-existent capacity revenue.”42 The FutureGen 2.0 project43 to demonstrate carbon capture and storage (CCS) technology at Ameren’s Meredosia plant was set back when Ameren withdrew from the project, citing fiscal concerns.44 The estimated cost to retrofit one unit at the Meredosia plant is $1.65 billion.45

As regulations affecting coal plants proceed, the Proponent believes that utilities are faced with decisions regarding construction of new plants or retrofitting old ones with expensive control technology. It is the Proponent’s opinion that the company’s financial prospects, especially for its heavily coal-dependent merchant coal fleet, are uncertain and therefore place construction activities at risk.

Conclusion

At a time when coal’s share of the U.S. electric power market is shrinking and coal assets are losing value, investors must exercise enhanced diligence regarding investments in coal-dependent utilities. This requires greater transparency from companies about their plans to mitigate the risks of reliance on coal.

Investors need for Ameren to disclose its plans to mitigate its coal risks, not simply disclose that the risks exist. Ameren’s mitigation plan should provide specific goals to reduce the risks discussed above so that investors will be able to benchmark our company’s progress in reducing these material risks to shareholder value.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote FOR question number 5 following the instruction provided on the management’s proxy mailing.

For questions regarding Ameren Proposal #5 Set Goals to Reduce Coal Risk please contact:

Corinne Bendersky, As You Sow, 415-695-0712, cbendersky@asyousow.org

1 Ameren Corp., 2011 DEF-14A, March 9, 2012, 48-49.
2 J. Blas, “US rush to gas depresses coal prices,” Financial Times, March 12, 2012.
3 Ameren, 2011 10-K, accessed March 14, 2012, 11.
4 “Rating Action: Moody’s Downgrades Ameren GEnco to Ba2; Places Ameren Illinois on review for Possible Upgrade,” Moody’s Investor Service, Februrary, 29 2012, http://www.moodys.com/research/Moodys-Downgrades-Ameren-Genco-to-Ba2-Places-Ameren-Illinois-on--PR_239060.
5 “S&P cuts AmerenEnergy ratings,” Reuters, February 28, 2012, http://www.reuters.com/article/2012/02/28/idUSWNA118620120228.
6 “Fitch Downgrades Ameren Genco to ‘BB-‘; Ameren Illinois Company Outlook to Positive,” Reuters, January 27, 2012, http://www.reuters.com/article/2012/01/27/idUS172770+27-Jan-2012+BW20120127.
7 Ameren Corp., 2011 10-K, 47.
8 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November, 17, 2011; H. Wynne, F. D. Broquin, and S. Singh, “U.S. Utilities: A Visit to Washington Finds Utility Lobbyists & Environmentalists Agreeing on the Grim Outlook for Coal,” Bernstein Research, March 9, 2010. M. J. Bradley & Associates, LLC and Analysis Group, “Ensuring A Clean, Modern Electric Generation Fleet while Maintaining Electric Reliability,” M.J. Bradley & Associates, LLC, August 2010. The Brattle Group, “Potential Coal Plant Retirements Under Emerging Environmental Regulations,” December 8, 2010. Fahey, “Why Small Coal-Fired Plants Are Going Away,” Forbes, July 19, 2010.
9 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November, 17, 2011.
10 Ameren Corp., 2011 10-K, 32.
11 V. King, “Update on Newton Scrubber Project Given,” PressMentor.com, March 20, 2012,
http://www.pressmentor.com/news/x1652302174/Update-on-Newton-Scrubber-Project-Given.
12 Ameren Corp., 2011 DEF-14A, March 9, 2012, 49-50.
13 D. Schlissel, “Financial and Economic Risks of Coal Georgia and Mississippi PSC Cases,” (presented March 6, 2012), Slide 9 plots Ameren’s projections for natural gas prices against the NYMEX Futures and AEO Early Release Henry Hub prices.
14 UBS Utilities, “AEE: Capex Cuts Conserve Cash,” February 27, 2011.

15 D. Lowrey, “Coal's share of US electricity generation falls below 40% at end of 2011,” Financial Times, March 12, 2012.
16 Deutsche Bank Climate Change Advisors, “Natural Gas and Renewables: A Secure Low Carbon Future Energy Plan for the United States,” November 2010, Executive Summary, 4.
17 US Energy Information Administration. Annual Energy Outlook 2011, 78, http://www.eia.gov/forecasts/aeo/pdf/0383(2011).pdf. Futures for natural gas are traded on the New York Mercantile Exchange (NYMEX). Prices for gas delivered to the Henry Hub (a point on the natural gas pipeline) are used as benchmarks for the natural gas market.
18 Ameren Corp., 2011 10-K, 12.
19 Ameren Corp., 2011 10-K, 11.
20 Ameren Corp., 2011 10-K, 12.
21 K. Volkmann, “Ameren, Peabody Energy ink their largest coal deal ever,” St. Louis Business Journal, August 4, 2011, http://www.bizjournals.com/stlouis/news/2011/08/04/ameren-peabody-energy-ink-coal-deal.html?surround=etf&ana=e_article.
22 U.S. Energy Information Administration, “Coal News and Markets,” Prices for 24 February 2012, accessed March 17, 2012, http://www.eia.gov/coal/news_markets/. United States Energy Information Agency Independent Statistics and Analysis, “Coal News and Markets Report,” United States Energy Information Agency, May 6, 2011, http://www.eia.doe.gov/cneaf/coal/page/coalnews/coalmar.html.
23 United States Energy Information Administration Independent Statistics and Analysis, “Coal News and Markets,” United States Energy Information Administration, June 6, 2011, http://www.eia.gov/cneaf/coal/page/coalnews/coalmar.html.
24 J. Blas, “U.S. Rush to Gas Depresses Coal Prices,” Financial Times, March 12, 2012, http://www.ft.com/cms/s/0/868d900a-6c43-11e1-8c9d-00144feab49a.html.
25 Doyle Trading Consultants, LLC. & Hill and Associates, “The Coal Trading Handbook, 2007 Edition,” March 2007, 21-1.
26 Ameren Corp., 2011 DEF-14A, March 9, 2012, 50-51.
27 EPA, “Mercury and Air Toxics Standards (MATS), Cleaner Power Plants,” last updated March 27, 2012, http://www.epa.gov/mats/powerplants.html#time.
28 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November, 17, 2011, 3.
29 Ameren Corp., 2011 10-K, 47.
30 Ameren Corp., 2011 10-K, 22.
31 T. Voss, “Ameren’s CEO Discusses Q4 2011 Results- Earnings Call Transcript,” Seeking Alpha, February 23, 2012, http://seekingalpha.com/article/388891-ameren-s-ceo-discusses-q4-2011-results-earnings-call-transcript.
32 Ameren Corp., 2012 DEF-14A, March 9, 2012, 47. K. Volkmann, “Ameren, Peabody Energy ink their largest coal deal ever,” St. Louis Business Journal, August 4, 2011, http://www.bizjournals.com/stlouis/news/2011/08/04/ameren-peabody-energy-ink-coal-deal.html?surround=etf&ana=e_article.
33 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November, 17, 2011, 3.
34 K. Volkmann, “Ameren, Peabody Energy ink their largest coal deal ever,” St. Louis Business Journal, August 4, 2011, http://www.bizjournals.com/stlouis/news/2011/08/04/ameren-peabody-energy-ink-coal-deal.html?surround=etf&ana=e_article.
35 Ameren Corp., 2011 10-K, 76.

36 H. Wynne, F. Broquin, S. Singh, “Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal Fired Generation” Bernstein Research, 45.
37 H. Wynne, F. Broquin, S. Singh, “Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal Fired Generation” Bernstein Research, 46.
38 Ameren Corp., 2011 10-K, 12.
39 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November, 17, 2011, 4-10.
40 Ameren Corp., 2011 DEF-14A, March 9, 2012, 51.
41 Ameren Corp. 2011 10-K,32.
42 UBS Utilities, “AEE: Capex Cuts Conserve Cash,” February 27, 2011.
43 The first FutureGen initiative was launched by the Bush administration in 2003, but was cancelled as a result of cost overruns. Ameren and its partners were awarded funding through the US Department of Energy’s FutureGen 2.0 initiative to retrofit the now-shuttered Meredosia plant as a carbon capture and sequestration (CCS) facility. S. Hughes and S. Power, “Clean-Coal Project Advances with $1 Billion in Funding,” August 6, 2010, http://online.wsj.com/article/SB10001424052748704657504575411784292302468.html?mod=googlenews_wsj.
44 M. Wald, “Coal Project Hits Snag as Partner Backs Off,” New York Times, November 10, 2011,
http://www.nytimes.com/2011/11/11/business/energy-environment/coal-project-hits-snag-as-a-partner-backs-off.html?_r=1&emc=eta1.
45 “FutureGen Alliance Negotiating Option to Purchase Part of Meredosia Energy Center for Advanced Coal Power Project” November 28, 2011,
http://www.futuregenalliance.org/wp-content/uploads/2011/11/FG-option-to-purchase-part-of-Meredosia-plant-112811.pdf.